EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years Ended December 31, 2014
Earnings:	2014	2013	2012	2011	2010
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$34,590	$36,704	$8,894	$(85,574)	$24,717
Gain on sales of real estate, excluding discontinued operations	10,671	9,016	21	2,732	2,840
Fixed charges (from below)	99,243	99,676	111,825	122,397	119,074
Amortization of capitalized interest	2,374	1,977	1,798	1,610	1,363
Distributed income (loss) of equity investees	225	1,857	—	(31)	—
Subtract:
Capitalized interest (from below)	(6,065)	(8,785)	(13,903)	(17,400)	(16,524)
Preferred distributions of other consolidated entities	(16)	(16)	—	—	—
Total earnings	$141,022	$140,429	$108,635	$23,734	$131,470

Fixed charges:
Interest expense on continuing operations	$92,393	$82,010	$86,401	$90,037	$87,551
Interest expense on discontinued operations	—	8,221	10,397	14,264	14,577
Capitalized interest (internal and external)	6,065	8,785	13,903	17,400	16,524
Amortization of debt issuance costs-capitalized	186	144	649	183	19
Interest included in rental expense	583	500	475	513	403
Preferred distributions of other consolidated entities	16	16	—	—	—
Total fixed charges	$99,243	$99,676	$111,825	$122,397	$119,074

Ratio of earnings to fixed charges	1.42	1.41	0.97	0.19	1.10
Deficiency			$3,190	$98,663